EXHIBIT 12.2

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended March 31
	2003		2002

FIXED CHARGES
Interest expense	$22.8		$31.8
Facility and equipment rental	.5		.4

TOTAL FIXED CHARGES	$23.3		$32.2

EARNINGS
Income before taxes	$17.0		$3.6
Depreciation	5.8		3.0

	22.8		6.6
Fixed charges	23.3		32.2

EARNINGS AS DEFINED	$46.1		$38.8

RATIO OF EARNINGS TO FIXED CHARGES	1.98	x	1.21	x